Exhibit (a)(13)
NOTICE TO WARRANT HOLDERS (the “Notice”)
February 11, 2009

To:	All Holders of Common Stock Warrants (“Warrants”) Issued by Targanta Therapeutics Corporation (the “Company”)
Dear Warrant holder:
          On January 12, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among The Medicines Company, a Delaware corporation (the “Parent”), Boxford Subsidiary Corporation, a Delaware corporation and wholly owned subsidiary of the Parent (the “Purchaser”), and the Company. Pursuant to the Merger Agreement, the Parent proposes to acquire the Company through a tender offer (the “Offer”) for all of the outstanding shares of the Company’s common stock (the “Shares”). After the closing of the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will merge (the “Merger”) with and into the Company, and the Company will become a wholly owned subsidiary of the Parent.
          Upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser has agreed to purchase all Shares validly tendered in the Offer and not properly withdrawn for consideration of (1) $2.00 per Share, net to the seller in cash, plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the maximum amount described in clauses (1) and (2) together, the “Offer Price”). The Offer Price will be subject to any withholding of taxes, and no interest will be paid thereon. In the Merger, each remaining Share will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”). Holders of unexercised Warrants will receive no consideration in connection with the Offer or the Merger.
          In addition, the Merger will constitute a “Reclassification of Common Stock” (or, with respect to Warrants initially issued to subscribe for shares of Series C-1 preferred stock of the Company, a “Reclassification of Series C-1 Preferred Stock”) as defined under Section 7(a) of the Warrants. This Notice is being sent to you pursuant to Section 3.1(d) of the Merger Agreement and Section 7(i) of the Warrant. Pursuant to the Merger Agreement, the Parent has agreed to assume each Warrant not terminated prior to the Effective Time, whether vested or unvested. After the Effective Time, each assumed Warrant will become a warrant to acquire, with respect to each share of the Company’s common stock that you would have been entitled to receive had you exercised your Warrant in full immediately prior to the Effective Time, the Merger Consideration and will otherwise be on the same terms and conditions as are applicable under your Warrant immediately prior to the Effective Time, including without limitation the same exercise price per share of the Company’s common stock.
          As part of the Company’s obligations under the Merger Agreement, the Company previously requested that you agree to the termination of all of your outstanding Warrants, effective as of immediately prior to the effective time of the Merger (the “Effective Time”). If you have not yet executed the Warrant Termination Agreement consenting to this termination, please sign and return the previously sent copy to Daniel Char at the address below at your earliest convenience and in any event prior to February 25, 2009. If you require another copy of the Warrant Termination Agreement, please contact Daniel Char.
          The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, February 24, 2009, but may be extended under specified circumstances. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the effective date of the Merger is expected to be on or about February 25, 2009.

          ADDITIONAL INFORMATION
          This Notice is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares. In connection with the Offer and the Merger, the Company filed a solicitation/recommendation statement on a Schedule 14D-9 and the Purchaser and the Parent filed a tender offer statement on a Schedule TO-T with the Securities and Exchange Commission (the “SEC”). You may obtain copies of these and other documents relevant to the Offer and the Merger at the SEC’s website at http://www.sec.gov. If you have further questions following your review of these materials, please contact Daniel S. Char, General Counsel, Targanta Therapeutics Corporation, 222 Third St., Suite 2300, Cambridge, MA 02142, (617) 577-9020, dchar@targanta.com.